Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces that All Growing Area at Pure

Sunfarms’ Delta 3 Greenhouse Now in Production/Company to Host First

Quarter 2019 Conference Call Friday, May 10, 2019 at 11:00 a.m. ET

– Pure Sunfarms Remains Firmly on Track to Achieve Run-Rate Annual Production of

75,000 Kilograms by Mid-2019 –

Vancouver, BC, April 23, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has, on schedule, completed planting of Quadrants 1 and 4 of its 1.1 million square foot Delta 3 greenhouse operation in Delta, BC. As a result, the entire 1.03 million square feet of growing area at the Delta 3 facility (composed of 16 individual grow rooms) is now in production. Pure Sunfarms remains on track to achieve full run rate annual production of 75,000 kilograms at the Delta 3 greenhouse operation by mid-2019.

“With the support of Village Farms’ decades of experience developing and ramping up large-scale growing operations, the Pure Sunfarms team continues to execute on plan,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “We have great confidence in the team’s ability to replicate the success of the Delta 3 cannabis operation with the nearly identical 1.1 million square foot Delta 2 ‘sister’ facility, which will double Pure Sunfarms’ annual production to 150,000 kilograms and support its goal to be the high-quality, low-cost producer in Canada.”

As previously announced, Pure Sunfarms is targeting to complete its first harvest at the Delta 2 facility by mid-2020 and achieve full run-rate production at the Delta 2 facility in the fourth quarter of 2020. (All targeted production timelines for the Delta 2 facility are subject to the timing and receipt of requisite Health Canada licenses.)

Village Farms’ First Quarter 2019 Conference Call

Village Farms also announced today that it will host a conference call to discuss its first quarter 2019 financial results on Friday, May 10, 2019 at 11:00 a.m. ET. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at: https://bit.ly/2Zq1TKa.

The Company expects to report its first quarter 2019 financial results via news release on Thursday, May 9, 2019 at approximately 5:00 p.m. ET.

Conference Call Archive Access Information

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 4478985 followed by the pound key. The telephone replay will be available until Friday, May 17, 2019 at midnight (ET). The conference call will also be archived on Village Farm’s web site at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws. Village Farms has established a joint venture, Village Fields Hemp USA, LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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